SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Integramed America, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45810N302
(CUSIP Number)

Jeffery R. Schaffart
Koley Jessen P.C., L.L.O.
One Pacific Place
1125 South 103 Street, Suite 800
Omaha, NE  68124
Phone: (402) 390-9500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 18, 2009

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

            CUSIP No. 45810N302

1	NAME OF REPORTING PERSON. Blue TSV I, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 651,318
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 651,318
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,037,748
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

           CUSIP No. 45810N302

1	NAME OF REPORTING PERSON. BlueLine Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 92,488
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 92,488
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,037,748
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

           CUSIP No. 45810N302

1	NAME OF REPORTING PERSON. BlueLine Capital Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 53,544
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 53,544
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,037,748
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

            CUSIP No. 45810N302

1	NAME OF REPORTING PERSON. BlueLine Capital Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 60,467
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 60,467
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,037,748
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

            CUSIP No. 45810N302

1	NAME OF REPORTING PERSON. BlueLine Catalyst Fund IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 179,131
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 179,131
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,037,748
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

            CUSIP No. 45810N302

1	NAME OF REPORTING PERSON. BlueLine Partners, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 325,963
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 325,963
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,037,748
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

            CUSIP No. 45810N302

1	NAME OF REPORTING PERSON. BlueLine Partners II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 60,467
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 60,467
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,037,748
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D relates to Common Stock (the “Common Stock”) of of Integramed America, Inc. (the “Company”) with its principal executive offices located at Two Manhattanville Road, Purchase, New York 10577.

Item 2. Identity and Background

(a)	This Amendment No. 1 to Schedule 13D filed by Blue TSV I, LTD, a Cayman Island exempt company (“TSV I”), BlueLine Capital Partners, LP, a Delaware limited partnership (“BCP I”), BlueLine Capital Partners II, LP, a Delaware limited partnership (“BCP II”), BlueLine Capital Partners III, LP, a Delaware limited partnership (“BCP III”), BlueLine Catalyst Fund IX, LP, a Delaware limited partnership (“Catalyst IX”), BlueLine Partners, L.L.C., a Delaware limited liability company (“BLGP I”), and BlueLine Partners II, L.L.C., a Delaware limited liability company (“BLGP II”, and together with the above named entities, the “Reporting Entities”). John Steven Kraus and Timothy P. Bacci are the directors of TSV I. Scott A. Shuda and Timothy P. Bacci are the managing directors of BLGP I and BLGP II. BCP I, BCP II, BCP III, BLGP I and BLGP II are collectively referred to herein as the “BlueLine Entities”.

(b)	The business address of TSV I is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, Cayman Islands KY1-1104. The business address of the other Reporting Entities and the individuals named in subsection (a) above is 402 Railroad Avenue, Suite 201, Danville, California 94526.

(c)	TSV I is an investment corporation. Each of BCP I, BCP II, BCP III and Catalyst IX is an investment partnership. Each of BLGP I and BLGP II is an investment management firm that provides investment management services to private investment funds. BLGP I is the sole general partner of BCP I, BCP II, and Catalyst IX. BLGP II is the sole general partner of BCP III. This principal occupation of Mr. Kraus is to act as an advisor to various private investment firms. The principal occupation of Messrs. Shuda and Bacci is to act as managing directors of BLGP I and BLGP II. Subsection (b) above lists the mailing address of each of Messrs. Kraus, Shuda and Bacci.

(d)	None of the Reporting Entities nor Messrs. Kraus, Shuda and Bacci has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Entities nor Messrs. Kraus, Shuda and Bacci has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order.

(f)	TSV I is a Cayman Islands exempt company. Each of BCP I, BCP II, BCP III, and Catalyst IX is a Delaware limited partnership. Each of BLGP I and BLGP II is a Delaware limited liability company. Each of Messrs. Kraus, Shuda and Bacci are citizens of the United States.

Item 3. Source and Amount of Funds

No change.

Item 4. Purpose of the Transaction

No change.

Item 5. Interest in Securities of the Issuer

(a)     As of the date of this Amendment No. 1 to Schedule 13D, each of the Reporting Entities may be deemed to own 1,037,748 shares of Common Stock (the “Shares”). The Shares represent approximately 12.0% of the shares of Common Stock outstanding based on 8,645,694 shares of the Company’s Common Stock outstanding as reported in the Company’s Form 10-Q for the Company’s fiscal quarter ended September 30, 2008 as filed with the Securities and Exchange Commission on November 7, 2008.

     The Reporting Entities are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. Each Reporting Entity expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

(b)     As of the date of this Amendment No. 1 to Schedule 13D, TSV I has sole voting power and sole dispositive power with respect to 651,318 shares of the Common Stock of the Company and the BlueLine Entities have shared voting power and shared dispositive power with respect to 386,430 shares of the Common Stock of the Company.

(c)     The following table details the transactions effected during the past sixty days or since the most recent filing of a Schedule 13D, whichever is less, by Reporting Entities (each of which was effected in an ordinary brokerage transaction).

TSV I

Date	No. of Shares	Price per Share
12/31/2008	4,000	6.75
01/05/2009	2,780	6.823
01/08/2009	3,297	6.50
01/12/2009	1,000	7.02
01/14/2009	3,984	7.00
01/21/2009	1,070	6.59
02/17/2009	4,117	6.98
02/18/2009	1,000	7.10
02/19/2009	13,154	6.90

02/20/2009	2,492	6.90
02/23/2009	5,317	7.07
02/25/2009	2,500	7.10
02/26/2009	1,882	6.98
02/27/2009	300	6.71
02/27/2009	1,870	6.90
03/02/2009	2,766	6.74
03/04/2009	917	6.52
03/05/2009	1,842	6.50
03/06/2009	6,250	6.49
03/09/2009	2,700	6.41
03/10/2009	3,115	6.41
03/11/2009	1,906	6.46
03/12/2009	1,902	6.34
03/13/2009	2,398	6.29
03/16/2009	1,037	6.56
03/17/2009	1,000	6.33
03/18/2009	183,560	6.00
03/19/2009	16,156	5.50
03/20/2009	23,493	5.48
03/23/2009	1,000	5.82
03/24/2009	1,800	5.85
03/25/2009	200	5.55
03/27/2009	1,209	6.15

To the knowledge of the Reporting Entities, none of the executive officers or directors of TSV I, BLGP I, or BLGP II, has engaged in any transaction in any shares of the Issuer’s Common Stock during the sixty days immediately preceding the date hereof.

(d)     No person (other than the Reporting Entities) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares that are the subject of this Amendment No. 1 to Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.  The joint filing agreement is attached as Exhibit A to the original statement on Schedule 13D filed on January 2, 2009.

Item 7. Materials to be Filed as Exhibits

Exhibit A – Joint Filing Agreement dated December 31, 2008, signed by each of the Reporting Entities in order to confirm that this Schedule 13D is being filed on behalf of each of the Reporting Entities.*

* Incorporated by reference to Schedule 13D filed on January 2, 2009.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2009

Blue TSV I, LTD

By: __/s/ John Steven Kraus__
Name: John Steven Kraus
Title: Director

BlueLine Capital Partners, L.P.

By: BlueLine Partners, L.L.C.
     Its: General Partner

By: __/s/ Scott A. Shuda__
Name: Scott A. Shuda
Title: Managing Director

BlueLine Capital Partners II, L.P.

By: BlueLine Partners, L.L.C.
     Its: General Partner

By: __/s/ Scott A. Shuda___
Name: Scott A. Shuda
Title: Managing Director

BlueLine Capital Partners III, L.P.

By: BlueLine Partners II, L.L.C.
     Its: General Partner

By: __/s/ Scott A. Shuda___
Name: Scott A. Shuda
Title: Managing Director

BlueLine Catalyst Fund IX, L.P.

By: BlueLine Partners, L.L.C.
     Its: General Partner

By: __/s/ Scott A. Shuda___
Name: Scott A. Shuda
Title: Managing Director

BlueLine Partners, L.L.C.

By: ___/s/ Scott A. Shuda___
Name: Scott A. Shuda
Title: Managing Director

BlueLine Partners II, L.L.C.

By: ___/s/ Scott A. Shuda___
Name: Scott A. Shuda
Title: Managing Director